Filing pursuant to Rule 425

Filer: ACON S2 Acquisition Corp.

Subject Company: ACON S2 Acquisition Corp.

Registration No: 001-39525

Date: June 16, 2021

Long Duration Energy Storage Systems for a Cleaner Future JUNE 2021

Disclaimers

ESS INC

This presentation (this "Presentation") was prepared for informational purposes only to assist interested parties in making their own evaluation of the proposed transaction (the "Transaction") between Acon S2 Acquisition Corp. ("ACON", "we", or "our") and ESS Inc.("ESS"). This Presentation is for discussion purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of ACON, ESS or any successor entity of the Transaction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation, express or implied, is or will be given by ACON, ESS or their respective affiliates and advisors as to the accuracy or completeness of the information contained herein, or any other written or oral information made available in the course of an evaluation of the Transaction. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction.

This Presentation provided by ACON and ESS may contain certain forward looking statements, including statements regarding ACON's, ESS's or their management teams' expectations, hopes, beliefs, intentions or strategies regarding the future. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ACON's and ESS's current expectations and beliefs concerning future developments and their potential effects on ACON, ESS or any successor entity of the Transaction. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACON's securities, (ii) the failure to satisfy the conditions to the consummation of the Transaction, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger, (iv) the effect of the announcement or pendency of the Transaction on ESS's business relationships, operating results and business generally, (v) risks that the Transaction disrupts current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS's business and changes in the combined capital structure, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the Transaction, and identify and realize additional opportunities, and (viii) such other risks and uncertainties included in the separate summary risk factors. There can be no assurance that the future developments affecting ACON, ESS or any successor entity of the Transaction will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACON's or ESS's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, ACON and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of ACON S2's registration on Form S-1 (File No. 333-248515), the registration statement on Form S-4 expected to be filed in connection with the business combination, and other documents filed by ACON S2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, ACON S2 and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither ACON S2 nor ESS gives any assurance that either the ACON S2 or ESS, or the combined company, will achieve its expectations.

All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and ACON's or ESS's use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of ACON.

Use of Projections. The financial and operating forecasts and projections contained herein represent certain estimates of ESS as of the date thereof. Neither ACON's nor ESS's independent public accountants have examined, reviewed or compiled the forecasts or projections and, accordingly, neither expresses an opinion or other form of assurance with respect thereto. Furthermore none of ACON, ESS nor their respective management teams can give any assurance that the forecasts or projections contained herein accurately represents ESS's future operations or financial conditions. Such information is subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to those set forth in the second paragraph above that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of ACON or ESS or that actual results will not differ materially from those presented in the prospective financial information. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved.

This Presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been contained in these industry publications and other publicly available information. Accordingly, none of ACON, ESS nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. This Presentation contains references to ESS's achievements compared to other companies. All of such references are based on the belief of ESS's management based on publicly available information known to ESS's management.

Non-GAAP Financial Measures. The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. This Presentation also includes non-GAAP financial measures, including gross margin and Adjusted EBITDA. ACON and ESS believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to ESS's financial condition and results of operations. ESS's management uses certain of these non-GAAP measures to compare ESS's performance to that of prior periods for trend analyses and for budgeting and planning purposes. Not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Specifically, ESS does not provide such quantitative reconciliation due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

This Presentation relates to a proposed transaction between ESS and ACON. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ACON and ESS intend to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the "SEC"), which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all ESS and ACON shareholders. ESS and ACON will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of ESS and ACON are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ESS and ACON through the website maintained by the SEC at www.sec.gov.

ACON S2 and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACON S2's stockholders in connection with the proposed transaction. Information about ACON S2's directors and executive officers and their ownership of ACON S2's securities is set forth in ACON S2's filings with the SEC. To the extent that holdings of ACON S2's securities have changed since the amounts printed in ACON S2's Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

CONFIDENTIAL | 1

Game Changin Technology The Power Grid of the Futur Feasible Today STABLE. SECURE. CLEAN.

Transaction Overview

ESS INC

Category Catalyst in Long Duration Energy Storage Solutions

ESS
- Founded in 2011 to enable the stable, decentralized and decarbonized power grid of the future

Offering Size
- ACON S2 (NASDAQ: STWO): a special purpose acquisition company
- $250 million cash in trust
- PIPE size of $250 million

Valuation
- $1,072 million pro forma enterprise value
- Attractive value, high-growth, genuinely sustainable business

Capital Structure
- ESS shareholders rolling 100% of equity
- $465 million net proceeds (assuming no redemptions)
- Fully funded to projected cash flow profitability

ESS' Key Investors and Partners

BASF | Breakthrough Energy Ventures | SB Energy | evergy ventures | ptt | PANGAEA VENTURES LTD.

Leadership

ESS INC



Craig Evans
President & Founder



Eric Dresselhuys
CEO
(March 2021)



Julia Song
CTO & Founder



Amir Moftakhar
CFO

ACON S2



Adam Kriger
CEO & Director



John Roush
CFO & Chairman



Alan Greenshields
ACON Advisor

Note For additional information, please refer to the Detailed Transaction Overview on p. 25 of this presentation.

CONFIDENTIAL | 3

ESS: A Category Defining Investment Opportunity

ESS INC

1. **Large and Fast-Growing TAM**: ~$56bn by 2027 growing at a 33% CAGR[1]
2. **Simple Yet Revolutionary Technology:** Iron, salt and water; strong patent portfolio
3. **Compelling Value Proposition:** Highest performance, lowest cost[2] and most sustainable
4. **Low Risk Expansion Plan:** Field proven[3] technology with low-cost manufacturing build out
5. **$7bn of Identified Opportunities[4]:** $300m+ SoftBank Energy framework agreement through 2026
6. **Premier Management Team:** Founders and inventors supported by an experienced team

1 Guidehouse Insights, 'Market Data: Utility-Scale Energy Storage Market Update', 3Q 2020; Guidehouse Insights, 'Market Data: Energy Storage for Microgrids and Remote Power Systems', 2Q 2020; and Navigant Research, 'Distributed Energy Storage Overview', 4Q 2019.
2 Management Estimates of levelized cost of storage (LCOS) among long duration Storage Systems.
3 Based on our Generation I products, which are no longer deployed.
4 Pipeline of visible potential orders.

CONFIDENTIAL | 4

Market Opportunity CONFIDENTIAL 5

What Is Long Duration Storage? Shift Supply to Meet Low Cost to Enable Replacement of Alternatives Reliable Demand from 4 – 12 Hours (Peaker Plants) (Grid Stability) 6

ESS Transforms the Value Proposition for Long Duration Storage How ESS Transforms the Grid ï,§ Can replace coal and natural gas with solar and Longer Durationï,§ Up to 12 hours wind powerï,§ Flexibility allows multiple revenue streams Greater resiliency to unexpected ï,§ events Lower ï,§ Step function improvement in economics of Low Costï,§ LCOS than other technologies in the market storage ï,§ Incremental cost of storage <$20/kWh multiple use ï,§ Enables cases ï,§ <1 second response time Power On Demandï,§ Improved grid resiliency and flexibilityï,§ >20,000 cycle life – $0 marginal cost per cycle ï,§ Can deploy in a wide range of geographies and ï,§ Non-flammable, non-toxic, no explosion risk climates Safety and Reliability ï,§ Munich RE insures technology riskï,§ Customers can be confident in a long-term solution ï,§ Easily sourced materials; recyclable componentsï,§ Environmentally sustainable Sustainability ï,§ “Plug and play” with 25-year operating lifeï,§ Accelerates clean energy transition CONFIDENTIAL

Strong and Growing Demand for Energy Storage Cumulative Additions to Global Storage Capacity (GWh) Global Total Addressable Market ($bn) Front of the meter +43% Front of the meter 534    CAGR +33% CAGR $56 397 $46 301 +44% +32% CAGR $39 $28 CAGR 287 $33 $22 226    $27 $19 199 $22 168 $18 13 $17 $15 130 +34% 26 121 $14 $28 79 233 +42% $24 CAGR 83 CAGR $8 $12 $20 171 $15 39 119 $4 $12 11 52 77 $8 6 26 47 $4 $5 5 13 27 2020 2021 2022 2023 2024 2025 2026 2027 2020 2021 2022 2023 2024 2025 2026 2027 ESS has observed even greater demand from customers than these current analyst estimates Source 2020; Guidehouse and Navigant Insights, Research, ‘Market Data: ‘Distributed Utility-Scale Energy Energy Storage Storage Overview’, Market 4Q Update’, 2019. 3Q 2020; Guidehouse Insights, ‘Market Data: Energy Storage for Microgrids and Remote Power Systems’, 2Q CONFIDENTIAL 9

ESS Wins on Performance Operational 4-12 hrs 16+ hrs Flexibility Li-Ion <4 hrs Compelling Performance Longer Asset Life Unlimited cycles, no capacity loss Li-Ion 6,000 cycles1 Ambient Superior    Operating -10°C- 60°C Temperature Li-Ion 20-25°C Safety Non-flammable No Explosion Risk Li-Ion 1 Li-Ion cyclability from BYD energy storage system factsheets. CONFIDENTIAL 10

ESS Wins on Cost

ESS is a Category Defining Technology for Long Duration Storage Li-Ion Li Metal Zinc Vanadium, Bromine Sodium Sulfur Compressed Air Pumped Hydro Low 4 – 12 cost hours at Field proven1 materials Earth abundant Unlimited cycling Zero capacity fade Wide temperature operational range sustainable Environmentally No explosion fire/ risk Note 1 Internally Based on developed our Generation table I based products, on company which are data no longer and publicly deployed. available information. CONFIDENTIAL 12

ESS Technology is Proven and Insured Munich RE Aon One Insurance Beacon Investment-Grade 10-year extended Surety and Corporate Bonding Warranty warranty covering battery modules Growing project surety capacity Investment-Grade Warranty continuity Project Insurance insurance provides additional surety to customers and financiers EXIM “ The ability to ensure battery performance is a key piece of the puzzle in decarbonizing US Export-Import Bank Qualified our energy sector.” Pre-qualified financing available for overseas buyers –Peter Röder, Member of the Board of Management, Munich RE CONFIDENTIAL 13

Technology Overview

Technological Breakthrough, Field Proven and Shipping Now breakthrough Technological – R&D roadmap for Iron Flow first conceived But “dirty” electrolyte Field proven1; S200 additional breakthroughs in 1970s caused rapid degradation power Proton fade Pump and eliminates limits on shipping now to extend technology cycle life advantage Technological Success Proven Over Time Innovative Technology 2011 Proton Pump Company formed operating Demonstrated cycles 10,000+ in the lab launched Gen I EW product line assembly Installed S200 line automated Developed lab scale battery Energy launched Center™ product line _ + (+) High ELECTRODE: surface area carbon    electrode (-) Carbon ELECTRODE: composite substrate with 2019 polypropene spacer development Awarded ARPA-e of Iron grant based for First commercial deployment S200 commercial battery SEPARATOR: module launched Porous polyethylene separator battery Ferrous ELECTROLYTE: Chloride in aqueous solution 1 Based on our Generation I products, which are no longer deployed. CONFIDENTIAL 15

Robust Intellectual Property Portfolio ESS Critical Technology ESS IP Portfolio (-) (+) Power Module Electrode Electrode Collector Current Proton Pump Pressure Plate Conductive Separator Separator Porous Electrolyte protected = Patent CONFIDENTIAL 16

Business Overview CONFIDENTIAL 17

One Technology – Two Products of Different Scale Energy Warehouse™ Energy Center™ ï,§ Behind the meter solutionï,§ Front of the meter solutionï,§ 50kW – 90kW configurable rangeï,§ Customizable configuration rangeï,§ First commercial deployment in 2015ï,§ Customer trials starting in 2021ï,§ Generation II launched in 2020 turnkeyï,§ “Battery in a Building” platformï,§ Containerized design for deliveryï,§ Fast to build and commissionï,§ Modular design for utility-class CONFIDENTIAL 18

Validated by a Blue-Chip Customer Base Utilities IPPs/Developers Commercial & Industrial EW EC EW EC EW EC ï,§ Peaker replacementsï,§ Peaker replacementsï,§ Energy cost savings Demand ï,§ T&D upgrade deferralsï,§ Resource adequacy & grid reliabilityï,§ Operational resiliency Driversï,§ Wildfire resiliencyï,§ 24/7 power supplyï,§ RE integration ï,§ Distributed energy services productsï,§ Microgridsï,§ Carbon footprint reduction/ESG goals Engie Applied Medical Select Use Customers Cases / San Diego Gas & Electric Pacto Energia ÈEZ Group Duke ConEdison Enel Honeywell Idimax Energy Energy Select Pipeline Naturgy Grupo Starwood Marathon SAESA Energy PacifiCorp Note “EW” refers to Energy Warehouse™, “EC” refers to Energy Center™. CONFIDENTIAL

Financial Forecast CONFIDENTIAL 20

ESS’ Robust Revenue Growth Projected Revenue by Product Offering ($in millions) $3,562 ï,§ Growth Center deployments accelerates as start Energy in    EC EW EF Services 2023 $2,572 ï,§ Forecast driven by identified pipeline of near-term opportunities $1,645 ï,§ ESS expansion into Australia (2023) and Europe (2024) $803 supports continued growth $300 ï,§ Energy Franchise lease and $2 $37 Services revenue streams become bigger contributors 2021E 2022E 2023E 2024E 2025E 2026E 2027E as ESS expands 0% 0% 1% 2% 4% 6% Note Total addressable market value for the microgrid, distributed energy and utility industries from Guidehouse Insights. CONFIDENTIAL 21

ESS Delivers Compelling Profitability Projected Gross Margin ($in millions) Projected EBITDA ($in millions) $1,332 $1,059 $950 $739    $508 $360 $217 $131    ($2) ($13) $47 ($20) ($43) $2    2021E 2022E 2023E 2024E 2025E 2026E 2027E 2021E 2022E 2023E 2024E 2025E 2026E 2027E 16% 27% 31% 37% 37% 1% 16% 22% 29% 30% CONFIDENTIAL 22

Potential Upside to Business Plan decarbonization New US federal and and state national policies security on infrastructure, Emerging on decarbonization mandates and in EU storage and Asia-Pacific and Demand World impact Bank of targets USTDA, Power Africa, UNDP Further economies of scale and technology enhancements (e. Additional g., Storage revenue as a Service, streams Warranty)    23

Valuation Overview CONFIDENTIAL 24

Detailed Transaction Overview ($ in millions, except per share data; shares in millions) ï,§ Pro forma enterprise value of $1,072 million (0.7x 2025E Revenue) Total Enterprise Value Summary Pro forma shares outstanding 156.5 ï,§ $465 million cash proceeds inclusive of $250 million PIPE proceeds (x) ESS share price $10.00 and transaction expenses assuming zero redemptions1 Pro Forma Equity Value $1,565ï,§ Pro forma net cash of $493 million1,2 (-) Current cash (28) (-) Net proceeds (465) ï,§ Inclusive of $28 million existing net cash on balance sheet2 Pro Forma Enterprise Value $1,072ï,§ ESS shareholders are rolling 100% of equity ownership Valuation Multiples Metric Multiple EV / 2025E Revenue $1,645 0.7x EV / 2025E EBITDA $360 3.0x Sources $ % Shares Founder shares Rollover equity 1,003 64% 100.3 4% ACON S2 cash in trust 250 16% 25.0 PIPE investors PIPE investment 250 16% 25.0 16% Founder Shares 63 4% 6.3 Total sources $1,565 100% 156.5 ESS existing Uses $ % shareholders Rollover equity 1,003 64% ACON S2 public Cash to balance sheet 465 30% shareholders 64% Founder shares 63 4% 16% Estimated fees and expenses 35 2% Total uses $1,565 100% Note 1 Figures SB Energy may Global not sum Holdings due to Limited rounding and . Breakthrough Energy Ventures, LLC, existing equity investors in ESS, have indicated an interest in investing an aggregate of $51.5 million in the offering. These existing investors prior to the are closing expected of the to agree offering to. reduce In exchange the amount for this of agreement, their existing such option investors to invest would in receive the C-2 warrants raise to an to purchase aggregate an of aggregate $16 million, of which 14,364,222 amount shares would of be ESS invested Series C (if -2 such preferred option stock is exercised) at an exercise immediately price of    2 $ Pro 0.001 forma per 12/31/2020 share, which net warrants cash assumes would automatically funding of an be aggregate net-exercised of $27 immediately .5 million in the prior C —to 2 the raise, closing of which of the $11 offering .5 million or has terminate been funded unexercised and $16 if million the offering is expected does not to be close funded . by SB Energy Global Holdings 3 Additional Limited and dilutive Breakthrough securities Energy include Ventures, 8.3m ACON LLC, S2 as described public warrants, in the 4 footnote .1m founder above warrants . Net cash and also $165m includes shareholder $1.5 million earnout of restricted . cash. CONFIDENTIAL 25    Illustrative Cost Comparison Versus Li-Ion How ESS’ Technology Delivers Superior Economics1 4 hours 12 hours Competitive with Li-Ion at 4 hours; Ion No scaling ESS wins thereafter Li—$200/kWh $200/kWh Marginal of $20/kWh cost $200/kWh $80/kWh Li-Ion LCOS at 4 hours vs. 12 hours2 Li-Ion $0.07    $0.02    0 4 8 12 16 12 hours 4 hours 1 2 Figures Superior shown economics are illustrative. based on Levelized Cost of Storage (LCOS).ð¿ð¿ð¿ð¿ð¿ð¿ð¿ð¿ = â^‘.ð¿ð¿ð¶ð¶ð¶ð¶ð¶ð¶ð¶ð¶ + â^‘.â^‘ð¼ð¼ð¼ð¼ð¼ð¼ð¼ð¼ð¶ð¶ð¼ð¼ð¼ð¼ð¶ð¶ð¼ð¼ð¼ð¼ð¼ð¼ð¼ð¼ .ð´ð´ð¼ð¼ð¼ð¼ð´ð´ð¶ð¶ð¼ð¼ð‘^ð‘^ð¼ð¼ð¶ð¶ð‘^ð‘^ð¼ð¼ð‘^ð‘^ + â^‘.ð·ð·ð¼ð¼ð¼ð¼ð¶ð¶ð¼ð¼ð¼ð¼ð¶ð¶ð¼ð¼ð¾ð¾ð¾ð¾ð¾ + â^‘.ð¿ð¿&ð‘€ð‘€ CONFIDENTIAL 11

Stabilize the Grid and Accelerate Renewables US Renewable Energy Penetration (2015-2050)1 57% 65% 47% 36% 40% Renewable intermittency creates a 31% 23% massive problem for the grid, 15% particularly >25% penetration 2015 2020 2025 2030 2035 2040 2045 2050 California Duck Curve and % Renewable Penetration1,2 2013 (10%) 2019 (27%) 25 GW 15 5 1 2 3 4 5 6 7 8 9 10 Hour 11 12 of 13 day 14 15 16 17 18 19 20 21 22 23 24 1 2 BloombergNEF. IEA, “The California Duck Curve”, December 2019. % figures represent solar and wind power penetration in each year. CONFIDENTIAL 8